PRIMEWEST ENERGY TRUST

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

Voting Instructions Form - Annual General and Special Meeting to be held on May 4, 2006

Notes to Voting Instruction Form (“VIF”)

1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

3. This VIF should be signed in the exact manner as the name appears on the VIF.

4.  If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management.

6. This VIF confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

7. This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:30 a.m., Calgary time, on May 3, 2006.

THANK YOU

Appointee(s)                              or

Print the name of the person you are appointing as proxyholder of Computershare Trust Company of Canada

______________________________________

to attend and vote and act on behalf of the undersigned at the Annual General and Special Meeting (the “Meeting”) of the trust to be held at the Metropolitan Conference Centre-Grand Lecture Theatre, 333-Fourth Avenue SW, Calgary, Alberta on Thursday, May 4, 2006 at 10:30 AM (Calgary time) and at any adjournment thereof, and at any poll(s) which may take place in consequence thereof, and without limiting the foregoing, to vote the Aggregate Equivalent Vote Amount under the Special Voting Unit at the said Meeting as follows:

 VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Directing the Trustee to cause the election of the nominees of the Trust specified in the Management Proxy Circular of the Trust dated March 15, 2006 (the “Circular”) as Directors of PrimeWest Energy Inc. (“PrimeWest”) for the ensuing year.

Vote FOR or WITHHOLD for all nominees proposed by Management.

2. Appointment of Auditors

Appointing PricewaterhouseCoopers LLP as Auditors of the Trust and PrimeWest for the ensuing year at a remuneration to be fixed by PrimeWest and approved by the Directors of PrimeWest.

3. Amendment of Long Term Incentive Plan

Approving a resolution, the text of which is set forth in Schedule “A” to the Circular, authorizing the amendment of PrimeWest’s Long Term Incentive Plan (the “LTIP”) to convert the LTIP into a form of rolling plan and otherwise conform the LTIP to the requirements of the Toronto Stock Exchange for security based compensation arrangements.

4. On Any Other Business

which may properly come before the Meeting, or any adjournment(s) thereof, the proxy is authorized to act or vote as he or she in his or her discretion may determine.

Unless otherwise indicated, the persons named above, if appointed as proxyholder, will vote “FOR” each of the above matters.  If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting, or if any other business properly comes before the Meeting, discretionary authority is hereby conferred with respect thereto.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting.  If no voting instructions are indicated above, this proxy will be voted as recommended by Management.

Signature

Date

Interim Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Annual Report

As a registered holder you will receive an annual report.  If you DO NOT want to receive an annual report, please mark the box.  If you do not mark the box, you will continue to receive an annual report.

You can also receive these documents electronically – see reverse for instructions to enrol for electronic delivery.